Exhibit 23

Consent of Independent Registered Public Accounting Firm

First Bancorp
Southern Pines, North Carolina

We hereby consent to the incorporation by reference in the Registration Statements on Form S-3 (No. 333-167856 and No. 333-273267) and Form S-8 (No. 333-197115 and No. 333-197114) of First Bancorp (“the Company”) of our reports dated February 28, 2024, relating to the consolidated financial statements, and the effectiveness of the Company’s internal control over financial reporting, which appear in this Annual report on Form 10-K. Our report on the effectiveness of internal control over financial reporting expresses an adverse opinion on the effectiveness of the Company’s internal control over financial reporting as of December 31, 2023.

/s/ BDO USA, P.C.

Philadelphia, Pennsylvania
February 28, 2024